EXHIBIT 4 (b) (xxv)

Private & Confidential

4 July 2020

Dear Robin
Appointment as Non-Executive Director and Chair – Lloyds Banking Group
Following our recent discussions, I am pleased to confirm that the Boards of Lloyds Banking Group plc, (“LBG”), Lloyds Bank plc and Bank of Scotland plc have agreed in principle to your appointment as a non-executive director and Chair, subject to the conditions set out in paragraph 2 below and final confirmation by the Boards (as defined below). This follows the receipt of regulatory approval from the Financial Conduct Authority and the Prudential Regulation Authority.
All directors of the Group also serve on the subsidiary HBOS plc board as well as the two principal subsidiary “Ring Fenced Bank” boards of Lloyds Bank plc and Bank of Scotland plc (together with the board of Lloyds Banking Group plc, the “Boards”). As discussed, your proposed appointment as a non-executive director will therefore be to the Boards of LBG, HBOS plc, Lloyds Bank plc and Bank of Scotland plc (each a “Company” and together, the “Companies”). The Boards will generally meet simultaneously, or on the same date if meeting separately.
This letter sets out the terms and conditions covering your appointment.
1Appointments
1.1This letter covers your appointment as:
1.1.1a non-executive director of the Companies, which is expected to take effect from 1 October 2020 (or such other date as the Boards may determine); and
1.1.2Chair of the Companies, which is expected to take effect no earlier than 1 January 2021 (or at such date as the Boards may determine).
1.2Your appointment to the Boards is subject to the provisions of the Articles of Association of the each of the relevant Companies (the “Articles”), the Companies Act 2006 (the “Act”), general law and, where applicable, the Listing Rules, the Prospectus Rules and the Disclosure & Transparency Rules of the Financial Conduct Authority.

1.3You will be obliged to retire from the LBG Board at the next Annual General Meeting of LBG (“AGM”) (which will be held in 2021) but will be eligible for election by shareholders at that meeting. Thereafter, in line with the recommendations of Provision 18 of the UK Corporate Governance Code (and despite anything contrary in the relevant Articles), your appointments will be subject to annual re-election to the LBG Board by shareholders and you will therefore be required to retire at the Annual General Meeting of LBG (“AGM”) in each year of your appointment. Subject to satisfactory performance (see paragraph 14 below) and LBG Board approval, you will be invited to stand for re-election by shareholders at the AGM in each year of your appointment.
1.4Subject to the terms set out in this letter and to the relevant Articles, non-executive directors appointed to the Boards are appointed for an initial term of three years. The Boards may invite you to serve for an additional period.
2Conditions
2.1The commencement of this appointment and, thereafter, the continuation of your appointment to the Boards is subject to:
2.1the Group being satisfied that you are fit and proper to perform your functions and responsibilities as Chair and as a Non-Executive Director;
2.2the completion, to the Group’s satisfaction, of necessary background checks in accordance with any applicable regulatory requirements;
2.3receipt by the Group of satisfactory references, as determined in its absolute discretion, from your current and previous employers over the past six years and any organisations at which you serve or have served as a Non-Executive Director, and such other references as may be required by the Companies and/or in order to comply with regulatory requirements in force from time to time; and
2.4your having any and all regulatory approvals and competencies that may be required from time to time for you to perform the role of Chair and as a Non-Executive Director.
2.2You must inform the Boards of any significant changes in your personal circumstances which may impact on your status (including but not limited to any matters relating to fitness and proprietary which may have an impact on this status or your ability to remain as a director).
2.3The continuation of your appointment to the Boards is further contingent upon:
2.3.1satisfactory performance in your role and contribution to the Boards and any Committees on which you serve (see paragraph 3 below); and
2.3.2election and re-election to the LBG Board by shareholders at the AGM in the manner described in paragraph 1.3 above
3Board Committees
3.1In addition to your appointment as Chair and a non-executive director of the Companies, you will be required to serve on the following Committees:
3.1.1Chair, Nomination & Governance Committee of LBG and Chair, Nomination Committees of Lloyds Bank plc and Bank of Scotland plc;
3.1.2Member, Remuneration Committees;
3.1.3Member, Risk Committees;
3.1.4Member, Responsible Business Committee; and
3.1.5Attendee, Audit Committees.

3.2Your appointment to these Committees entails separate responsibilities as detailed in the terms of reference of the Committees, which will be provided in your appointment pack.
3.3You may also be required to serve on sub-committees of these Committees and ad hoc Committees of the Boards established from time to time that are for specific purposes.
4Role and Duties
4.1Chair
4.1.1You will be responsible for the leadership of the Boards and ensuring its effectiveness on all aspects of its role. Specifically, you will:
(i)provide strong and effective leadership of each Board (i.e. of Lloyds Banking Group plc, Lloyds Bank plc, Bank of Scotland plc and HBOS plc respectively);
(ii)build a close, supportive relationship and trust with the Group Chief Executive providing mentoring, support, advice and challenge;
(iii)set the agenda, style and tone of Board discussions, ensuring Board meetings cover all relevant issues appertaining to Lloyds Banking Group, balancing the emphasis of the regulatory, commercial and strategic agenda;
(iv)lead and champion the development, promotion and monitoring of a customer focussed, open and transparent culture and ensuring the Group’s purpose, values and strategy are aligned to this;
(v)promote the highest standards of corporate governance;
(vi)ensure each Board is effective and complementary, that each Director contributes to their full potential and, in conjunction with the Nomination & Governance Committee (of Lloyds Banking Group) and the Nomination Committees (of the Ring Fenced Banks), ensure appropriate and effective succession planning for Board and Board committee appointments;
(vii)encourage open dialogue between Directors and, to this end, promoting a culture of openness, open dialogue, effective decision-making and constructive debate at Board and Board Committee meetings and meeting regularly with the Non-Executive Directors in the absence of Executive Directors in private sessions
(viii)oversee the Bank’s relationships with PRA and FCA and other government and regulatory entities, maintaining regular dialogue and ensuring that these interactions complement those of the executive;
(ix)ensure compliance with ring-fencing requirements;
(x)ensure effective communication with shareholders and development of understanding of the views of shareholders;
(xi)encourage open communication and information flow between Directors and employees, including maintaining an open door for executives to discuss issues and concerns and holding regular informal meetings and ‘townhall’ sessions with more junior staff;
(xii)lead an evaluation of the performance of the Board, its Committees and individual Directors at least once a year, acting on the results by recognising the strengths and addressing any weaknesses of the Board;

(xiii)manage performance evaluation and succession planning for the Group Chief Executive (GCE) and succession planning for key Board roles such as the SID and Chairs of Committees;
(xiv)be a committed champion, internally and externally, for the values and culture of Lloyds Banking Group and
4.1.2in addition, you should have regard to the roles and responsibilities of the Chair as described in the Guidance on Board Effectiveness issued by the Financial Reporting Council in July 2018 and the UK Corporate Governance Code.
4.2Non-executive director
4.2.1Your duties are also those normally required of a non-executive director. In particular, you should have regard to:
(i)the UK Corporate Governance Code and to the Guidance on Board Effectiveness, issued by the Financial Reporting Council in July 2018, of which an extract is included in Schedule 1 of this letter;
(ii)the Prudential Regulation Authority’s Supervisory Statement 5/16 on Corporate governance: Board responsibilities in July 2018, of which an extract is included in Schedule 2 of this letter; and
(iii)the Financial Conduct Authority’s Guidance on the role and responsibilities of non-executive directors of SMCR firms, of which an extract is included in Schedule 3 of this letter.
4.2.2All directors must take decisions objectively in the interests of each Company and not do anything which is harmful to the relevant Company or its business.
4.2.3Each Board is collectively responsible for promoting the success of the relevant Company by directing its affairs. All directors are required to (amongst other things):
(i)provide entrepreneurial leadership of each Company within a framework of prudent and effective controls which enable risk to be assessed and managed;
(ii)set each Company’s strategic aims, ensure that the necessary financial and human resources are in place for the relevant Company to meet its objectives, and review management performance; and
(iii)set each Company’s values and standards and ensure that its obligations to shareholders and others are understood and met.
4.2.4In addition, as a member of the Ring Fenced Bank Boards and Committees you have responsibility with the other directors for ensuring effective governance of the Ring Fenced Banks, including identifying and addressing any potential conflicts of interest with respect to each Ring Fenced Banks and other group entities in a way that ensures that the integrity of each Ring Fenced Bank is upheld.
4.3Your more specific responsibilities and accountabilities are reflected in the Group’s wider governance framework and include, to the extent relevant, any responsibilities prescribed pursuant to UK or other applicable regulation and as notified to the Financial Conduct Authority and/or the Prudential Regulation Authority, details of which are available from the Company Secretary upon request.

4.4Regulatory responsibilities
4.4.1You are responsible for your regulatory responsibilities as set out in your Statement of Responsibilities and the document prepared in respect of your role from time to time which sets out (amongst other things) your functions and responsibilities (your “Role Profile”). Without prejudice to any other duties or responsibilities, you must:
(i)ensure that your Statement of Responsibilities, role profile and the section of the Management Responsibilities Map for the relevant Ring Fenced Bank which describes the functions for which you are responsible are accurate in all material respects and kept up to date;
(ii)discharge the Prescribed Responsibilities and any other responsibilities associated with your role and/or your Senior Management Function which are allocated to you from time to time;
(iii)ensure that at all relevant times you are familiar with any relevant management responsibilities as set out in your Statement of Responsibilities and Role Profile, as amended or updated from time to time, and understand your roles and responsibilities in relation to those of other senior managers;
(iv)comply with any relevant Regulatory Handbooks and with all rules, requirements, regulations and codes, as amended or replaced from time to time, imposed or recommended by any industry or regulatory body (including, but not limited to, any relevant listing authority, the Prudential Regulation Authority and the Financial Conduct Authority) that apply to the appointment. Such rules will include the Senior Manager Conduct Rules and the Individual Conduct Rules; and
(v)familiarise yourself with the Group’s policy in relation to the handover of your role and responsibilities (including your Prescribed Responsibilities) on termination of the appointment or in the event of a change to your role, your Prescribed Responsibilities or Senior Management Function(s) from time to time.
5Time Commitment
5.1As Chair and a Non-Executive Director, you are required to devote such time as is necessary to effectively discharge your duties as Chair and as a director. Overall, we anticipate a time commitment equivalent to approximately 3 to 4 days week after the induction phase.
5.2This will include attendance at (and preparation for) scheduled monthly meetings of the Boards and Committees, preparation and attendance at the AGM and at strategy sessions (including a 2 to 3 day offsite meeting). A schedule of Board and Committee meetings is provided in your appointment pack.
5.3The minimum time commitment outlined above is based on planned events. You will be expected to devote appropriate preparation time ahead of each meeting and such other time as is reasonably required to discharge your duties (for example if one of the Companies is involved in increased activity because it is involved in a major transaction). From time to time, you may be required to attend meetings at short notice and, in such cases, you will be expected to make yourself available.
5.4As Chair (or as a director) of LBG and of the Ring Fenced Banks, you may also be required to attend or represent the Group at meetings with regulators, the Government, investors or other third parties as appropriate.

5.5On appointment as Non-Executive Director and subsequently Chair, you will be required to relinquish any other roles that compete or conflict with the Group’s business, or which will affect your ability to meet the time commitment indicated above, to discharge your duties. You should discuss and agree with the current Chair and Senior Independent Director your proposals in this regard.
5.6By accepting your appointment as Chair, you confirm that you are able to allocate sufficient time to meet the expectations of your roles to the satisfaction of the Boards and the Senior Independent Directors.
5.7Notwithstanding paragraph 10 below, the agreement of the Senior Independent Director of LBG must be sought before accepting additional commitments, in order to discuss whether they might affect your ability to meet the time commitments necessary to discharge your duties and meet the expectations of your role to the satisfaction of the relevant Boards.
5.8You may be expected, as a condition to the continuation of your appointment, to relinquish other appointments or commitments to ensure that you can meet the legal and time commitments to the Boards and Committees or if the Boards reasonably believe that such appointments or commitments might give rise to a conflict of interest or interfere with the performance of your duties as Non-Executive Director and/or Chair.
5.9The rules of the Prudential Regulation Authority and Financial Conduct Authority require that you do not hold more than one Executive Director position with two Non-Executive Director positions, or more than four Non-Executive Directorships at the same time (including Director positions held outside of financial services, but excluding Director positions for organisations which do not pursue predominantly commercial objectives). However, Director positions held within the same group are treated as a single directorship.
6Fees
6.1In consideration for your appointment as Chair and Non-Executive Director, from the date your appointment as Chair takes effect you will be paid a fee at a rate of £772,850 per annum (the “Annual Fee”) and be provided with the following benefits:
6.1.1life cover providing for a payment equal to four times your annual fees in the event of your death during the term of this agreement, provided you comply with any eligibility requirements or other conditions from time to time set by the Group;
6.1.2membership of the Group’s medical plan subject to the rules of the plan from time to time, including eligibility rules. You will also be entitled to receive an executive confidential annual medical screening;
6.1.3secretarial services; and
6.1.4the services of a driver.
For the period from the date on which you join the Board as a non-executive director to the date on which your appointment as Chair takes effect, you will be paid the appropriate and usual non-executive director fees.
Your annual fees cover all services performed by you for any member of the Group.
6.2Save as otherwise provided, you will be responsible for the payment of any tax in relation to the provision of these benefits.

6.3Your Annual Fee will accrue on a daily basis and be payable monthly in arrears by bank transfer to a Lloyds Banking Group bank (or Lloyds Banking Group brands) account held in your name, less any tax and national insurance contributions that must be deducted.
6.4Your fee(s) will be subject to an annual review by the LBG Remuneration Committee in accordance with the Group’s policies.
6.5If for a reason related to your illness, disability or injury, you are unable to carry out your duties, payment of any fee(s) during any period of incapacity will be at the discretion of the LBG Remuneration Committee.
7Reimbursement of Expenses
You will be entitled to claim for reimbursement of any reasonable expenses properly incurred in performing your duties, provided such expenses conform to the Group’s expenses policy. Amounts reimbursed will normally be paid grossed-up for tax, where applicable, in accordance with the Group’s Boards remuneration policy from time to time.
8Independent Status
8.1As an independent Non-Executive Director and Chair it is important that you remain independent in character and judgement. The Boards of the Companies have determined you to be independent according to provision 10 of the UK Corporate Governance Code upon your appointment.
8.2You are required to inform the Company Secretary of any circumstances which are likely to affect, or could appear to affect, your judgement and therefore your status as an independent director.
9Status of Appointment
You will not become an employee of any of the Companies nor any member of the Group and this letter shall not constitute a contract of employment. This letter sets out the only payments you will receive for performing your duties. Accordingly, no other remuneration or benefits will be provided and, in particular, you will not participate in any of the Companies’ or Group’s remuneration or benefit programmes, arrangements, schemes or plans.. For the avoidance of doubt, if there is any conflict between their letter and the terms of any Group policy, staff handbook or staff manual issued to you, the terms of this letter will prevail.
10Outside Interests
10.1It is accepted and acknowledged that you have business interests other than those of the Group. As a condition to your appointment you are required to declare any such directorships, appointments and interests to the Boards in writing.
10.2If you wish to take on any additional directorships, appointments or interests, the Boards’ consent must be obtained in advance. Regardless of any approval given in relation to such additional directorships, appointments or interests, it is your responsibility to ensure that you can meet the time commitment required by the role.
10.3If at any time you become aware of any matter which might give rise to a conflict of interest you must first discuss the matter with the Boards and, if necessary, obtain their consent (including, where applicable, by resolution of the directors to authorise such interest). Before doing so, it may be practicable to discuss the matter directly with the LBG Senior Independent Director.

11Code of conduct
11.1During the appointment, you will comply with any relevant regulations that may apply to the Companies, any dealing or other code that the Companies may establish and such other policies, codes and requirements as the Boards may from time to time specify.
11.2Additionally, the rules of the Prudential Regulation Authority and the Financial Conduct Authority set out certain minimum requirements to which the Companies must contractually require you to adhere.
Conduct Rules
11.3These are that you:
11.3.1act with integrity;
11.3.2act with due skill, care and diligence;
11.3.3be open and co-operative with the Financial Conduct Authority, the Prudential Regulation Authority and other regulators;
11.3.4pay due regard to the interests of customers and treat them fairly;
11.3.5disclose appropriately any information to the Financial Conduct Authority or Prudential Regulation Authority of which they would reasonably expect notice;
Senior Manager Conduct Rules
11.4.1These are that you:
11.4.2take reasonable steps to ensure that the business of the firm for which you are responsible is controlled effectively;
11.4.3take reasonable steps to ensure that the business of the firm for which you are responsible complies with the relevant requirements and standards of the regulatory systems;
11.4.4take reasonable steps to ensure that any delegation of your responsibilities is to an appropriate person and that you oversee the discharge of the delegated responsibility effectively; and
11.4.5disclose openly and appropriately any information to the Financial Conduct Authority or Prudential Regulation Authority of which they would reasonably expect notice.
12Confidentiality
12.1You will not use or disclose to any person, firm or organisation (except as required by law or to carry out your duties under this letter) any trade secrets, knowhow, business information or other private or confidential information relating to the business, finances or affairs of any member of the Group, or any customer of the Group, or any other information provided to you on the basis that it is confidential. You will use your best endeavours to prevent the unauthorised use or disclosure of any such information. This restriction will continue to apply after your appointment ends without limit in time but will not apply to information which becomes public, unless through unauthorised disclosure by you. After your appointments end you will return all documents and information (whether written, visual or electronic) under your possession or control which belong to any member of the Group.
12.2Your attention is also drawn to the requirements under legislation and regulation relating to the disclosure of price sensitive information. You must avoid making any statements or engaging in any dealings that might contravene these requirements. The Company Secretary can provide further information and advice on these matters upon request. The Group’s policy is that all external communication regarding the Group’s affairs is restricted to the Chair, Chief Executive and Corporate Affairs Director only. If you wish to undertake media training at any time prior to or during your appointment as Chair, this can be arranged via the Company Secretary and Corporate Affairs Director.
13Induction and Training
13.1Following your appointment, we will provide a comprehensive, formal and tailored induction. We will also arrange for you to meet senior management and the Group’s auditors. We will also offer to major shareholders the opportunity to meet you.
13.2You are entitled to request any additional information or briefings to assist you in the execution of your duties as Chair.
13.3The LBG Senior Independent Director will also meet with you regularly to discuss and agree your training and development needs.
14Evaluation and Review of your Performance
14.1The performance of the Chair is evaluated annually. An annual performance review will be conducted by the Senior Independent Directors. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Senior Independent Director as soon as is appropriate.
14.2The Chair is also responsible for leading the annual effectiveness review of the Boards, the Committees and individual directors.
15Termination
15.1Subject to paragraph 15.2 below, you or LBG may terminate the appointment at any time by giving to the other party not less than six months’ notice in writing.
15.2Once appointed, you will cease to hold the office of director of the Companies and Chair if:
15.2.1you resign from your appointment or choose not to stand for re-election to the Board of LBG at the next AGM;
15.2.2your appointment is terminated or LBG chooses not to propose you for re-election at the next AGM;
15.2.3shareholders fail to elect or re-elect you as a director of LBG at an AGM;
15.2.4you fail to meet, on an ongoing basis, the standards expected of a person performing your role;
15.2.5you are no longer regarded by the Boards as fit and proper to perform any responsibilities or functions assigned to you from time to time as determined by the Companies in their absolute discretion;
15.2.6you cease to hold any necessary regulatory approvals which any Company reasonable believes is necessary in order for you to perform your functions and responsibilities as set out in your Role Profile as amended from time to time;
15.2.7you fail to discharge any responsibilities or functions assigned to you (including, but not limited to, any Prescribed Responsibilities or other responsibilities associated with your Senior Manager Function) pursuant to your Statement of Responsibilities and/or your Role Profile, as amended and updated from time to time;
15.2.8you commit a serious breach of the relevant laws, or breach of the rules, requirements, regulations or codes (as amended from time to time) of any relevant listing authority, the Financial Conduct Authority, the Prudential Regulation Authority or

any regulatory authorities relevant to any Company or any Group Company, or any rules, requirements, regulations, or codes relevant to the Company or any policy issued by the Group (as amended from time to time); or
15.2.9the Articles or any applicable law or regulation prevents you from continuing as a director of the Companies.
15.3In the case of paragraphs 15.2.1 and 15.2.2 above, and subject to paragraph 15.1 above, you will not be entitled to notice or compensation for loss of office. However, we will endeavour to give you reasonable notice where appropriate. You are requested to make the Senior Independent Director aware of any intention not to seek re-election so that the Boards can plan for orderly succession. In the case of paragraphs 15.2.3 to 15.2.9 above, your appointment will terminate with immediate effect and without compensation.
15.4Your appointment may also be terminated in accordance with the provisions of the Articles.
16Ongoing Assistance / Handover
16.1Upon
16.1.1termination of the appointment (for whatever reason and whether or not the appointment is terminated lawfully or in breach of its terms);
16.1.2you ceasing to perform a Senior Management Function or any Prescribed Responsibility or other responsibility associated with your role; or
16.1.3the request of any Company,
you must prepare a handover certificate or otherwise take such steps as such Company or any relevant Group Company reasonably requires to comply with any policy such Company or any relevant Group Company maintains from time to time in order to comply with its obligations under the rules of the Financial Conduct Authority in SYSC or any similar rules that may apply from time to time. In order to satisfy this obligation, you must ensure that any person who assumes any Senior Management Function, Prescribed Responsibility or other responsibility as associated with the role previously held by you is promptly provided with all information and materials that the person may reasonably expect in order to perform such functions and/or discharge such responsibilities, as the case may be. This obligation will continue to apply without limit in time to the extent it was not complied with adequately at the time it arose or when such Company or any relevant Group Company made the request of you (as the case may be).
17Directors’ Liability Indemnity and Insurance
17.1To the extent permitted by law and in accordance with the relevant Articles, you are entitled to be indemnified by the Companies against all costs and liabilities incurred in the execution of your duties. A deed of indemnity will be included in your appointment pack for your signature and return.
17.2The Group also has directors’ and officers’ liability insurance cover maintained from time to time (however, nothing in this letter shall oblige the Group to maintain any such cover on its current terms or at all). A copy of the current policy document can be provided by the Company Secretary upon request.
18Independent Professional Advice
Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director and it will be appropriate for you to consult independent advisers at the

Group’s expense. A copy of the Group’s agreed procedure under which directors may obtain such independent advice is available from the Company Secretary upon request. The Group will reimburse the full cost of such expenditure that is reasonably and properly incurred in accordance with the Group’s policies.
19Disclosure and Dealings in Shares
19.1Under the Act, where a director of a company is in any way, directly or indirectly, interested in a proposed transaction or arrangement with any of the Companies or one that has been entered into by any Company, he/she must declare the nature and extent of that interest. You may give any such notice at a meeting of the directors, in writing or by general notice.
19.2During the continuance of your appointment you will be expected to comply (and to procure that your spouse, dependent children and other connected persons comply) where relevant with any rule of law or regulation of any competent authority or of any Company from time to time in force in relation to dealings in shares, debentures and other securities of any Company and unpublished price sensitive information affecting the shares, debentures and other securities of such Company. A copy of the Group’s Code for Directors’ Dealings in Securities is available from the Company Secretary upon request.
20Companies House formalities
AP01 Forms, prescribed by the Act, must be filed at Companies House. Please provide the relevant personal details to the Company Secretary as soon as possible, so that the Company Secretary can make the filings.
21Shareholdings
All directors are expected to hold shares in LBG. If you would like to receive whole or part of your Annual Fee in shares, we would be happy to make the necessary arrangements for you.
22Governing Law
This letter and any non-contractual obligations arising out of or in connection with it is governed by and will be interpreted in accordance with the laws of England and Wales. Each of the parties submits to the exclusive jurisdiction of the Courts of England and Wales as regards any claim or matter arising under this letter.
Please acknowledge receipt and acceptance of the above terms by signing and returning the enclosed copy of this letter.
This letter may be signed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same document.
Please do not hesitate to contact me for any assistance in any matters during the term of your appointment.
Yours sincerely

____________________________ Senior Independent Director
For and on behalf of Lloyds Banking Group plc, HBOS plc, Lloyds Bank plc and Bank of Scotland plc

I hereby acknowledge receipt of and accept the terms set out in this letter and accept the proposed terms of appointment.

/s/ Robin Budenberg
Signed ……………………………….
5 July 2020
Dated ………………………………..

Schedule 1
Guidance for Non-Executive Directors
(extracted from the July 2018 FRC Guidance on Board Effectiveness, paras 75-78)
Non-executive directors should, on appointment, devote time to a comprehensive, formal and tailored induction that should extend beyond the boardroom. Initiatives such as partnering a non-executive director with an executive board member may speed up the process of them acquiring an understanding of the main areas of business activity, especially areas involving significant risk. They should expect to visit operations and talk with managers and non-managerial members of the workforce. A non-executive director should use these conversations to better understand the culture of the organisation and the way things are done in practice, and to gain insight into the experience and concerns of the workforce.
It is vital that non-executive directors have sufficient time available to discharge their responsibilities effectively. The time commitment to engage with shareholders and other key stakeholders and get to know the business can be considerable. It is advisable for non-executive directors to assess the demands of their portfolios and other commitments carefully before accepting new appointments. They should devote time to developing and refreshing their knowledge and skills to ensure that they continue to make a positive contribution to the board and generate the respect of the other directors.
Non-executive directors need to insist on receiving high-quality information sufficiently in advance so that there can be thorough consideration of the issues prior to, and informed debate and challenge at, board meetings. They should seek clarification or amplification from management where they consider the information provided is inadequate or lacks clarity.
It is important that non-executive directors do not operate exclusively within the confines of the boardroom, but have a good understanding of the business and its relationships with significant stakeholders. Accordingly, it is advisable for them to take opportunities to meet shareholders, key customers and members of the workforce from all levels of the organisation.

Schedule 2
Non-Executive Directors: guidance on their role, knowledge and experience
(extracted from PRA Supervisory Statement 5/16, dated July 2018, paragraphs 6 and 7)
Unitary boards comprise a combination of executive and non-executive directors. Executive directors have specific management responsibilities for which they are accountable to the board. It is their responsibility to manage the firm’s business on behalf of the board and exercise judgement in the running of the business on a day-to-day basis. They should exercise that judgement within the strategy, risk appetite and other assessment and control frameworks set and overseen by their board. Non-executive directors’ responsibilities require them to both support and oversee executive management. As board members, they all share in the wider board duty to promote the success of the company and to ensure that the regulated firm for which they are responsible continues to meet the Threshold Conditions.
In discharging their responsibilities boards should act in a cooperative and collegiate manner whereby the non-executives support and encourage executive management and vice versa. But this should not inhibit the non-executive directors from challenging executive management and holding them to account effectively. The PRA expects the chair to play a pivotal role in facilitating this culture.
Executive management manage the firm’s business on behalf of the board. Boards therefore delegate a wide range of duties and responsibilities to the chief executive or to executive management. The PRA expects boards to be precise over what they delegate to the executive management and the limitations and accountabilities associated with each of the matters that are delegated. In doing so the PRA expects boards to articulate clearly and unambiguously the matters reserved to the board and the manner in which executive management must report and escalate matters to them, including the exercise of judgement in escalating matters of particular significance even if within the delegated mandate.
Accordingly the board and particularly the non-executive directors on the board should hold management to account against the matters delegated and be able to challenge the executive effectively and promptly.
Between them the non-executive directors need to have sufficient current and relevant knowledge and experience, including sector experience, to understand the key activities and risks involved in the business model and to provide effective challenge across the major business lines of the firm. The PRA expects to see evidence of effective challenge, particularly in relation to key strategic decisions. It is the role of the chair to ensure that all views are heard and that the executives are not able to control the board discussion. However, board responsibility is collective and an effective board is not simply a collection of specialists. So just as the board should not delegate responsibility for major decisions to particular directors, the non-executives should not simply delegate responsibility for challenging the executives on particular issues to individuals among them who are considered specialist in the area.
Even a broadly constituted and well-experienced board cannot necessarily be expected to have expertise in every aspect of a broad and complex financial business. The point is to have the diversity of experience and capacity to provide effective challenge across the full range of the firm’s business and the opportunity to explore key business issues rigorously. Sometimes that may require the board to understand and reach decisions on complex technical, legal, regulatory or other issues. It is the responsibility of the executives to explain such issues in clear and transparent terms that enable the board to exercise their collective judgement and, where necessary, non-executive directors should be able to call on appropriate professional advice, although the directors will always remain ultimately and collectively accountable for all the board’s decisions.

Schedule 3
Guidance on the role and responsibilities of non-executive directors of SMCR firms (extracted from COCON 1 Annex 1 as at the date of this letter)

COCON 1	Introduction
COCON 1.1	This annex applies to non-executive directors (NEDs) of an SMCR firm.
COCON 1.2	This annex covers the role of a NED in performing the roles in (1) to (4), below:
	(1)	the role of chair of the board of directors;
	(2)	the role of chair of the nomination committee;
	(3)	the role of chair of any other committee (irrespective of whether performing that role is itself a designated senior management function);
	(4)	the general NED role.
COCON 1.3	The FCA's view of the role of a NED is consistent with the duties of directors included in UK company law and the description of the role of a NED in the UK Corporate Governance Code.
COCON 2	The general role of a NED
COCON 2.1	The role of a NED performing the general NED role is to:
	(1)	provide effective oversight and challenge; and
	(2)	help develop proposals on strategy.
COCON 2.2	To deliver this, their responsibilities include:
	(1)	attending and contributing to board and committee meetings and discussions;
	(2)	taking part in collective board and committee decisions, including voting and providing input and challenge; and
	(3)	ensuring they are sufficiently and appropriately informed of the relevant matters prior to taking part in board or committee discussions and decisions.
COCON 2.3	Other key roles of a NED include:
	(1)	scrutinising the performance of management in meeting agreed goals and objectives;
	(2)	monitoring the reporting of performance;
	(3)	satisfying themselves on the integrity of financial information;
	(4)	satisfying themselves that financial controls and systems of risk management are robust and defensible;
	(5)	scrutinising the design and implementation of the remuneration policy;
	(6)	providing objective views on resources, appointments and standards of conduct; and
	(7)	being involved in succession planning.
COCON 3	Role of a NED as chair of the board or a committee
COCON 3.1	Subject to any specific governance arrangements, rules or requirements applicable to the board or particular committees, a NED’s responsibility as chair of the board or a committee includes:
	(1)	ensuring that the board or committee meets with sufficient frequency;
	(2)	fostering an open, inclusive discussion which challenges executives, where appropriate;
	(3)	ensuring that the board or committee devotes sufficient time and attention to the matters within its remit;
	(4)	helping to ensure that the board or committee and its members have the information necessary to its and their tasks;
	(5)	reporting to the main board on the committee’s activities;
	(6)	facilitating the running of the board or committee to assist it in providing independent oversight of executive decisions; and
	(7)	in relation to the nomination committee, safeguarding the independence and overseeing the performance of the nomination committee.
COCON 3.2	The chair of the nomination committee should take reasonable steps to ensure that the nomination committee complies with:
	(1)	the requirements in SYSC 4.3A about the nomination committee (if that part of SYSC applies to the firm); and

	(2)	any specific and relevant requirements relating to the committee or to the matters within the committee’s responsibilities.
COCON 3.3	Paragraph 3 3.2 of this annex is still relevant to a firm:
	3(1)	that is not required by the FCA Handbook to have a nomination committee; or
	3(2)	for which being the chair of such a committee is not a controlled function;
3if it has such a committee.
COCON 4	General approach to the role of a NED
COCON 4.1	The FCA recognises that NEDs individually do not manage a firm's business in the same way as executive directors. Therefore, the responsibilities for which NEDs are accountable are likely to be more limited.
COCON 4.2	A NED is neither required nor expected to assume executive responsibilities.
COCON 4.3	Although NEDs who are subject to the senior management regime for SMF managers have individual duties under that regime, the FCA views the regime and its application as consistent with the principle of collective decision-making.
COCON 4.4	The standard of care, skill and diligence that the FCA would expect from a NED is the care, skill and diligence that would be exercised by a reasonably diligent person with:
	(1)	the general knowledge, skill and experience that may reasonably be expected of a person carrying out the functions carried out by the NED in relation to the firm, taking into account the standards in the Handbook (especially COCON and DEPP); and
	(2)	the general knowledge, skill and experience that the NED has.